

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

James R. Neal
Chief Executive Officer
XOMA Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

> **Re: XOMA Corporation**
> **Registration Statement on Form S-3**
> **Filed March 10, 2021**
> **File No. 333-254073**

Dear Mr. Neal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Tenta, Esq.